SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                         The Salomon Brothers Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    795477108
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 26, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,943,425

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,943,425

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  CO

                                *SEE INSTRUCTIONS

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of The Salomon Brothers Fund Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of August 26, 2005 and amends and supplements the Schedule 13D filed on August 19, 2005 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Elliott Working Capital                                       $34,307,937.86


Elliott International Working Capital                         $37,788,330.12


ITEM 4.     Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may, to the extent permitted by law, acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     On August 26, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing their concerns over the continued discount in the share price of the Common stock to the net asset value ("NAV") of the portfolio of securities held by the Issuer. A copy of the letter is attached hereto as Exhibit B. In this letter, certain of the Reporting Persons expressed their belief that this is the ideal time for the Board to eliminate this discount to NAV for the benefit of all of the Issuer's stockholders. As the Reporting Persons previously stated in the Schedule 13D filed on August 19, 2005, the Reporting Persons do not believe it is appropriate to approve a new investment management agreement unless the Issuer agrees to take specific action to eliminate or nearly eliminate this discount. Absent such a commitment, the Reporting Persons will oppose approval of the new investment management agreement that the Issuer's stockholders are being asked to approve at a special meeting of the stockholders to be held on October 21, 2005 (the "Special Meeting") scheduled.

     Accordingly, the Reporting Persons are actively considering all their options, including having additional meetings or discussions with management of the Issuer and/or soliciting proxies from other shareholders of the Issuer to vote against approval of the new investment management agreement at the Special Meeting.

     Except as set forth in the Schedule 13D, as amended, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4.

ITEM 5.     Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   2,943,425   shares  of  Common  Stock,
constituting 2.97% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 2,943,425 shares of Common Stock, constituting 2.97% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,886,850 shares of Common Stock constituting 5.93% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) None of the Reporting Persons has effected any transaction during the past sixty (60) days which have not previously been reported on the Schedule 13D.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.


ITEM 7.     Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Letter to Board of Directors of Issuer from the Reporting Persons dated August 26, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 29, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT B

ELLIOTT ASSOCIATES, L.P.                  ELLIOTT INTERNATIONAL, L.P.
c/o Elliott Management Corporation        c/o Bank of Bermuda (Cayman) Limited
712 Fifth Avenue                          Strathvale House, 2nd Floor
New York, New York 10019-4108             North Church Street
                                          George Town
                                          Grand Cayman, Cayman Islands
                                          British West Indies

BY HAND AND FEDERAL EXPRESS

The Board of Directors
The Salomon Brothers Fund Inc.
125 Broad Street
New York, New York 10004

                                          August 26, 2005

Ladies and Gentlemen:

Elliott Associates, L.P. and Elliott International, L.P., funds under common management (collectively, "Elliott")(1) collectively and beneficially own over
5.88 million shares of The Salomon Brothers Fund Inc. (the "Fund"), representing in the aggregate almost 6.0% of the Fund's total shares outstanding.(2) Elliott has owned shares continuously since 2002 and, according to publicly available information, Elliott is the Fund's largest stockholder.

As you undoubtedly know, until very recently the Fund's shares had consistently traded at a double-digit percent discount to their net asset value ("NAV"). This is not a new phenomenon but one that has persisted, to the detriment of all Fund stockholders, for years.(3) The recent news with respect to the sale of Citigroup's asset management business, including the Fund's investment adviser, may have served to temporarily narrow the NAV discount. Based on press reports, investors apparently see this transaction as a possible catalyst for open-ending the Fund or an alternate initiative that would enable stockholders to realize their investment at or very close to NAV.

We strongly believe that this is the ideal time for the Board to eliminate this discount to NAV for the benefit of all Fund stockholders. Moreover, based on public statements, including a Schedule 13D filed by Western Investment LLC, it appears that other significant stockholders of the Fund share our desire to see the discount eliminated. Regardless of the size of their investment, all Fund stockholders will immediately benefit and continue to benefit from this action.

In reading the Fund's preliminary proxy statement filing dated August 16, 2005, however, we were dismayed to learn that the Board had failed even to address the Fund's discount. Instead, you are recommending that stockholders approve the new management agreement based on a variety of considerations, none of which appear to deliver measurable economic benefits to the stockholders you serve as fiduciaries.

------------------------------------------

(1) Elliott Management Corporation manages Elliott Associates, L.P., a Delaware limited partnership ("Elliott Associates") and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"). Elliott Associates is the beneficial owner of approximately 2.94 million shares of the Fund and Elliott International is the beneficial owner of approximately 2.94 million shares of the Fund.

(2) Based on 99,194,650 shares issued and outstanding as per the Fund's definitive proxy statement filing dated March 15, 2005.

(3) Based on publicly available data, the Fund's shares have traded at a double-digit percent discount since mid-February, 2002.

On the other hand, taking affirmative, meaningful and concrete steps that would allow the stockholders of the Fund to realize their investments at NAV would measurably benefit all of the Fund's stockholders. We believe that is in the best interests of all Fund stockholders, and we strongly believe that is what you should be recommending.

The special meeting of stockholders, called for October 21, 2005, is rapidly approaching. Stockholders will be asked at the meeting to approve a transaction that, in our view, may be beneficial to the Fund's management, and which you acknowledge in your proxy materials is beneficial to Citigroup and to Legg Mason. But without the implementation by the Board of Directors of a plan to eliminate the discount, we believe the proposed transaction will not benefit Fund stockholders. Under the circumstances, we have no choice but to inform you that we intend to oppose approval of the new management agreement and to actively consider all of our options, including, among other things, soliciting proxies from other stockholders.

At the same time, we are seeking to resolve this situation in an amicable way for the benefit of all Fund stockholders. Please contact Mark Levine at (212) 506-2999 at your first convenience should you wish to discuss this matter of importance to Elliott and all Fund stockholders.

                                          Very truly yours,


                                          /s/ Mark Levine
                                          ---------------
                                          Mark Levine
                                          Portfolio Manager